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                                                                   Exhibit 99.28


                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102

1.   NAME AND ADDRESS OF COMPANY

     Points International Ltd. ("Points")
     179 John Street, 8th Floor,
     Toronto, Ontario M5T 1X4

2.   DATE OF MATERIAL CHANGE

     March 28, 2005 and April 4, 2005.

3.   NEWS RELEASE

     News releases with respect to the material change referred to in this report were issued through newswire services on March 29, 2005 and April 4, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR).

     Copies of the news releases are attached hereto as Schedule A.

4.   SUMMARY OF MATERIAL CHANGE

     On March 29, 2005, Points announced that it had entered into binding agreements to issue approximately 18.1 million common shares at $0.683 per share and one Series Four Preferred Share for approximately $3.5 million (collectively, the "Private Placement Transaction"). On the same date Points also announced that CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture issued by Points to CIBC in 2001 and the Series One Preferred Share in the capital of Points held by CIBC (the "Debenture Transaction").

     On April 4, 2005, Points announced the closing of the Private Placement Transaction and the Debenture Transaction.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Private Placement Transaction

     On March 29, 2005, Points announced that it had entered into binding agreements to issue 18,134,300 common shares to a group of accredited investors and to issue to Points Investments, Inc. one Series Four Preferred Share. On April 4, 2005, Points announced the closing of the Private Placement Transaction.

Not for distribution to United States newswire services or for dissemination in the United States.

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     The common shares were issued for $0.683 per share. The Series Four
     Preferred Share was issued for $3,454,620.90.

     The terms of the Series Four Preferred Share provide as follows:

     - Dividends: Points will not be entitled to declare or pay any dividend on the common shares unless it concurrently declares and pays a dividend on the Series Four Preferred Share in an amount equal to the product of the number of common shares comprising the Underlying Shares (see "Conversion Right" below) and the dividend declared or paid per common share. Any such dividend will be paid to the holder of the Series Four Preferred Share in the same form as it is paid to the holders of the common shares.

     - Conversion Right: The holder of the Series Four Preferred Share will have the right, exercisable at any time prior to 5:00 p.m. (Toronto time) on March 31, 2013 to convert the Series Four Preferred Share, for no additional consideration, into 4,504,069 common shares subject to anti-dilution adjustment (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of common shares issuable on the conversion of the Series Four Preferred Share will be subject to adjustment in connection with any issuance of common shares to extinguish rights to acquire securities in Points' subsidiaries and in connection with the conversion of the Point's outstanding convertible debenture.

     - Automatic Conversion: The Series Four Preferred Share will automatically convert into one Series Five Preferred Share on the earlier of the date that (i) the Series Four Preferred Share is directly or indirectly transferred to a person that is not an affiliate of InterActiveCorp., and (ii) the holder of the Series Four Preferred Share ceases to be an affiliate of InterActiveCorp.

     - Redemption Right: Unless a notice of conversion has been delivered, Points will redeem the Series Four Preferred Share upon the earlier of
          (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of Points. For this purpose, a "Change of Control" of Points will be deemed to have occurred if, before April 11, 2006, any combination of a person (other than the holder of the Series Four Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of Points sufficient to elect a majority of the board of directors of Points. In the event of redemption on March 31, 2013, the amount payable on redemption will equal the greater of (i) the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Four Preferred Share to the date on which the Series Four Preferred Share is redeemed and (ii) the market value of the common shares into which the Series Four Preferred Share may then be converted. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to the greater of (i) 125% of the amount specified in clause (i) of the preceding sentence and (ii) the greater of (A) the value of the common shares into which the Series Four Preferred Share then could be converted on the day immediately prior to public announcement of the Change of

Not for distribution to United States newswire services or for dissemination in the United States.

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          Control and (B) the product of the common shares into which the Series
          Four Preferred Share then could be converted and the fair market value of the consideration paid per common share in the transaction resulting in the Change of Control.

     - Voting Rights: The holder of the Series Four Preferred Share will be entitled to receive notice of and attend all meetings of shareholders of Points. In addition to the right to vote separately as a series and as part of a class of shares, the holder of the Series Four Preferred Share shall be entitled to vote, together with the holders of common shares, on all matters at all meetings of holders of common shares. In each case, the holder of the Series Four Preferred Share shall be entitled to cast that number of votes equal to the number of Underlying Shares (provided that until the warrants previously issued by Points to an affiliate of InterActiveCorp. on April 11, 2003 have been exercised in whole or in part, the number of votes will not exceed 19.9% of the votes that may be cast at meetings of holders of common shares). Without the approval of the holder of the Series Four Preferred Share by ordinary resolution, voting separately as a series, Points shall not and shall not, to the extent permitted by applicable law, permit its subsidiaries to: (i) create any class or series of securities of Points (including, without limitation, equity, debt or hybrid securities); (ii) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business; (iii) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; (iv) declare or pay any dividends; or (v) amend the articles of Points.

     - Liquidation Entitlement: In the event of the liquidation, dissolution or winding-up of Points or other distribution of assets of Points among its shareholders for the purpose of winding-up its affairs, the holder of the Series Four Preferred Share will be entitled to receive from the assets of Points an amount equal to the greater of (i) the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the common shares upon the liquidation event after giving effect to any payments to be paid on the Series Four Preferred Share and any other shares (other than the Series Four Preferred Share) ranking prior to the common shares upon the liquidation event.

     - Board Representation: So long as the Series Four Preferred Share is outstanding, unless approved of the holder of the Series Four Preferred Share voting separately as a series, the board of directors shall include one director elected by the holder of the Series Four Preferred Share, voting separately and as a series.

     The terms of the Series Five Preferred Share into which the Series Four Preferred Share may convert provide as follows:

Not for distribution to United States newswire services or for dissemination in the United States.

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     -    Redemption Right: Points will redeem the Series Five Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of Points. For this purpose, a "Change of Control" of Points will be deemed to have occurred if, before April 11, 2006, any combination of a person (other than the holder of the Series Five Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of Points sufficient to elect a majority of the board of directors. In the event of redemption on March 31, 2013, the amount payable on redemption will equal the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Four Preferred Share to the date on which the Series Five Preferred Share is redeemed. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to 125% of the amount specified in the preceding sentence.

     - Liquidation Entitlement: In the event of the liquidation, dissolution or winding-up of Points or other distribution of assets of Points among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holder of the Series Five Preferred Share will be entitled to receive from the assets of Points an amount equal to the subscription price of the Series Four Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Four Preferred Share to the date on which the liquidation event occurred.

     In connection with the Private Placement Transaction, the size of the board of directors of Points will be reduced from eleven to seven. In addition, Points has agreed to apply to list its common shares on a US market within 200 days of the closing date of the Private Placement Transaction.

     Proceeds from the Private Placement Transaction will be used for marketing purposes, technology development and working capital.

     The form of share purchase agreement for the Private Placement Transaction is attached hereto as Schedule B.

     Debenture Transaction

     On March 29, 2005, Points announced that CIBC had agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture (the "Debenture") issued by Points to CIBC in 2001 and the Series One Preferred Share in the capital of Points held by CIBC.

     In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries. Unless previously repaid, the

Not for distribution to United States newswire services or for dissemination in the United States.

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     Debenture, as amended, will automatically convert in 18,908,070 common shares in April 2006.

     The form of Debenture acquired by each of the purchasers in the Debenture Transaction is attached hereto as Schedule C.

6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

8.   EXECUTIVE OFFICER

     For further information contact Stephen Yuzpe, Chief Financial Officer of Points at (416) 596-6382.

9.   DATE OF MATERIAL CHANGE REPORT

     April 5, 2005.

     SIGNED at Toronto, Ontario.


                                        Per: /s/ Stephen Yuzpe
                                             -----------------------------------
                                             Stephen Yuzpe
                                             Chief Financial Officer

Not for distribution to United States newswire services or for dissemination in the United States.

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                                   SCHEDULE A
                                  NEWS RELEASES

Not for distribution to United States newswire services or for dissemination in the United States.

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                                   SCHEDULE B
                            SHARE PURCHASE AGREEMENT

Not for distribution to United States newswire services or for dissemination in the United States.

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                                   SCHEDULE C
                                FORM OF DEBENTURE

Not for distribution to United States newswire services or for dissemination in the United States.